

OFFERING MEMORANDUM

facilitated by



Bubble Wrapp Toys

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Bubble Wrapp Toys
State of Organization	MO
Date of Formation	02/20/2021
Entity Type	Limited Liability Company
Street Address	2 Westport Rd, Kansas City MO, 64111
Website Address	www.bubblewrapptoys.com

(B) Directors and Officers of the Company

Key Person		NATHAN FREEHLING
Position with the Company		
	Title	Co-CEO/COO
	First Year	2021
Other business experience (last three years)		*Co-CEO,COO , Feb. 2021 – Present* *Bubble Wrapp* • *Responsible for administrative leadership covering Finance, Accounting, Logistics, Real Estate, and Legal department operations* • *Responsible for new market segmentation introduction for overseas product sales, international order reconciliation, and customs ordinance processing*

• Processed and shipped 5k+ orders while managing inventory levels, tracking shipping supplies, and supporting collector outreach when necessary regarding order inquiries.

Senior Project Manager, Consultant Oct. 2022 – Present

Dale Workforce Solutions, IT – PMO

• Developed, monitored, and implemented IT strategy for multiple projects spanning across 3 separate groups within the clients Insurance Business valuing over $250m in Year-over-Year recurring revenue

• Delivered 2-phase IT project while managing 20+ project members supporting DocuSign automation for new envelope and voiding of bot-driven envelopes impacting 50k+ monthly envelopes leveraging Cognos reports and custom developed Stored Procedures to minimize manual efforts reducing time-on-task from >24 hours prior to <5 minutes after implementation

• Drove project and lead team of 15+ members supporting upgrade of IBMs Planning Analytics (TM1), establishing a consolidated on-prem instance of TM1 for 3 previously disparate segment plans, and to bring offline modeling for Premium Modeling and Reinsurance into TM1 to manage full Fiscal Year Modeling

• Lead project team of 5+ and vendor-driven development to improve underwriting ability of various LOBs driven by AQS reporting increasing competitiveness and providing greater flexibility for product offerings generated out of 6 different and coordinated departments (STAT, Underwriting, Compliance, Marketing, Insurance Operations, and Claims)

• Assisted implementation of Enterprise reporting improvements and consolidated reference dashboard that spanned 4

different Business Departments (PHLY, TMA, FICOH, TMANS Finance & Accounting)

IT Program Manager Dec. 2020 – Oct. 2022

Xerox Corporation – Technology & Business Solutions

• Assisted implementation & integration of Care AR, a visual Augmented Reality (AR) and AI-driven remote agent supported self-help tool for instant troubleshooting support for customers, employees, and field techs in US market resulting in $10m investment from ServiceNow

• Manages matrixed team of 15 consisting of Analysts, Project Managers, Service and Delivery Managers

• Oversee next-tech evolution of ServiceNow platform migration resulting in decreased production-level applications from 1600+ to 400 across Americas & EMEA markets

• Responsible for developing and monitoring IT strategy supporting 'Powered by Xerox' campaign and Xerox Information Management (XIM) with the business goals and objectives resulting in $640M in cost savings

• Manages platform production environment + product usability supporting more than 5,000 in-field service engineers in the Americas & EMEA markets while maintaining contractual SLAs within 99.9% effectiveness

• Manages concurrent project mix of 5-7 projects, with value range between $3m-$50m, and associated duration of 6 weeks to 18-months depending on project complexity and strategic roadmap deployment

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
NATHAN FREEHLING	100%

(D) The Company's Business and Business Plan

"What" is Bubble Wrapp:

US-based retailer offering innovative, first-to-market, and exclusive art toys, plushies, prints, pins, stickers, and more that has established an approachably priced, everyone-is-welcome, unique experience for collectors.

The Opportunity

We want to bring Bubble Wrapp and our one-of-a-kind experience to the masses by building off of our success in Kansas City, MO by expanding our connection to a new community of collectors in St. Louis, MO.

Why we are looking for funding

As a creative business in a creative industry that is built on community, we want to get our local community involved, invigorated, and invested in their local Bubble Wrapp.

By participating in a crowdfunding campaign, we can ensure that our newest community members feel an immediate connection to their local store and that the approachably priced, everyone-is-welcome, unique experience is one that they helped build.

We always say that 'there is no us, without you', so this is wonderful way to share the growth journey with those that will enjoy the end results, too.

The Team

Nate, Co-CEO/COO

Organizer of chaos, processor of orders, and all around King of Collector administrative duties

Kitty, Co-CEO/CMO

Selector of products, retail display visionary, and all around Queen of Collector management

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational

[Materials](#) for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$60,000
Offering Deadline	September 15, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Securing and prepaying 6 months of retail lease	$7,500	$7,500
Store infrastructure buildout	$30,000	$45,000
Inventory purchase	$18,450	$40,000
Emergency Operations Cash Float	$0	$23,130
Mainvest Compensation	$4,050.0000000000005	$8,370
TOTAL	$60,000.0	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change.

The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.5 - 5.2%[2]
Payment Deadline	2029-06-30
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.52%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.5% and a maximum rate of 5.2% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$60,000	2.5%
$76,000	3.2%
$92,000	3.9%
$108,000	4.5%
$124,000	5.2%

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
NATHAN FREEHLING	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Vox Funding LLC	$18,850	20%	09/29/2023	Paid weekly, intention to consolidate as part of capital raise to streamline financing
OnRamp	$11,000	25%	06/30/2023	Payoff early possible, based on weekly sales, optional recurring line of credit; intention to consolidate as part of capital raise to streamline financing
Fundbox	$5,000	20%	10/18/2023	Payoff early possible, optional recurring line of credit; intention to consolidate as part of capital raise to streamline financing

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Bubble Wrapp has been operating since February 2021 and has since achieved the following milestones:

- Opened e-commerce only, based in Nashville, TN in February 2021

- Opened brick-and-mortar location, after relocating, in Kansas City, MO in October 2022

- Achieved revenue of $131k in 2021, which then grew to $224k in 2022, with projected sales of over $300k for 2023.

- Had Cost of Goods Sold (COGS) of $87k, which represented gross profit margin of 33% in 2021. COGS were then $150k the following year, which implied gross profit margin of 33%, and projected COGS of $192k for 2023 which implied gross profit margin of 36%.

- Achieved profit of $44k in 2021, which then grew to $74k in 2022, with projected profit of $108k in 2023.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Bubble Wrapp forecasts the following milestones:

- Secure lease in St. Louis, MO by August, 2023.

- Hire for the following positions by January 2024: Store Management Support, Lead Collector Specialist, Collector Specialist

- Achieve $200k revenue per year by 2024.

- Achieve $50k profit per year by 2024.

Financial liquidity

Bubble Wrapp has a moderate liquidity position due to its medium cash reserves as compared to debt and other liabilities. Bubble Wrapp expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$280,000	$494,000	$615,000	$780,000	$1,004,000
Cost of Goods Sold	$182,000	$321,100	$399,750	$507,000	$652,600
Gross Profit	$98,000	$172,900	$215,250	$273,000	$351,400
EXPENSES					
KC Rent	$10,716	$10,716	$10,716	$10,716	$10,716
STL Rent	$14,400	$14,400	$14,400	$14,400	$14,400
Marketing & Ads	$2,400	$2,400	$2,400	$2,400	$2,400
Internet	$3,600	$3,690	$3,782	$3,876	$3,972
Utilities	$3,960	$4,059	$4,160	$4,264	$4,370
Security	$1,200	$1,230	$1,260	$1,291	$1,323
Wages	$20,800	$21,320	$21,853	$22,399	$22,958
Operating Profit	$40,924	$115,085	$156,679	$213,654	$291,261

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$33,842.00	$132,007.00
Cost of Goods Sold	$189,407.00	$86,409.00
Taxes Paid	$0	$0
Net Income	$-234,770.00	$4,489.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V